Exhibit 99.6

William van Breugel

Associate Mining Engineer

SGS Canada Inc

235 Ajawan Street, Christopher Lake, Saskatchewan,

Canada

CONSENT OF QUALIFIED PERSON

I, William van Breugel, consent to the public filing of the technical report titled “Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil”, (the “Technical Report”) with an effective date of 18th January 2024, by Sigma Lithium Corporation (the “Corporation”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this March 19, 2024.

"William van Breugel"
William van Breugel, P.Eng.
Associate Mining Engineer, SGS Canada Inc